November 20, 2007
VIA EDGAR
Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	MedAssets, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 7, 2007 File No. 333-145693
Dear Mr. Shuman:
          On behalf of MedAssets, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from Amendment No. 2 to the Registration Statement filed on November 7, 2007. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 16, 2007, to Mr. John A. Bardis, President and Chief Executive Officer of the Company. Page numbers referred to in our responses refer to page numbers in Amendment No. 3 to the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 55
1.	Comment: We note your response to prior comment number 3 with respect to your valuation methodology for the underlying fair value of your common stock in September 2007. Please address the following additional questions with respect to your response:
•	Please further clarify why you believe it is appropriate to use the pre-dividend value of your common stock less the impact of a special dividend to value your common stock as of September 2007. In this regard, explain why you believe the methodology being followed to determine the underlying value of your common stock is more appropriate than performing a separate post-dividend valuation. Please explain how this calculation takes into account all factors that would

Mark P. Shuman
Securities and Exchange Commission
November 20, 2007

impact the value of your stock, such as the fact that you are closer to a liquidity event in September 2007 as opposed to July 2007.
Response: The Company has revised its disclosure concerning the post-dividend valuation to more clearly reflect that the valuation performed as of July 27, 2007 was a post-dividend valuation, rather than a pre-dividend valuation less the impact of a special dividend. See page 60. The valuation report was issued to the Company by a third party valuation firm on August 31, 2007, based on information provided as of July 27, 2007, including the fact that on July 23, 2007 the Company’s board of directors declared a $70 million dividend payable to its stockholders. Therefore, the 2007 dividend was taken into consideration in the valuation performed as of July 27, 2007 to arrive at a post-dividend stock value. The pre-dividend valuation referred to in the Company’s disclosure was determined by taking the result of the post-dividend valuation plus the applicable amount of dividend per share paid on August 30, 2007. The Company notes that it did not issue any stock or grant any stock options during this pre-dividend period subsequent to July 27, 2007. The proximity to a liquidity event and other factors the Company considered in deciding to utilize this valuation are discussed further below.
•	We note that the estimated mid-point of your IPO range is significantly higher than the estimated fair value of your common stock as of September 2007. Please clarify how you have determined that the value of your common stock increased significantly from October 2007 as opposed to gradually from July 2007. Explain the events that occurred in October and November 2007 that caused the significant increase in the value of your common stock.
Response: As noted in our letter to you dated November 7, 2007, the Company believes that the valuation as of July 27, 2007 was an appropriate basis for valuing stock option grants in September 2007. The Company does not believe that an updated valuation was necessary because:
•	there were no material changes in the Company’s business during the timeframe;
•	there were no material market events affecting the Company’s valuation during the period; and
•	the liquidation preference of the Company’s preferred stock increased by approximately $2.2 million as a result of accrued and unpaid dividends during this time period.
Similarly, no material changes impacting the valuation of the Company have occurred from the time of the September stock option grants to today. However, the value of the Company’s common stock will increase significantly upon the consummation of the offering because the outstanding shares of preferred stock will be converted into common stock at that time, thereby forfeiting the liquidation preference applicable to the preferred stock. By contrast, upon a sale or liquidation of the Company, the liquidation preference

Mark P. Shuman
Securities and Exchange Commission
November 20, 2007

on the participating preferred stock would not automatically be forfeited. As illustrated in the table below, the elimination of the liquidation preference for the preferred stock eliminates amounts payable, upon a sale or liquidation, in preference to the common stock of approximately $6.21 per share, thereby increasing the value of the common stock by $6.21 per share. Adding $6.21 per share to the value utilized for the September stock option grants ($7.43) would result in an an aggregate amount in excess of the estimated mid-point of the price range disclosed to you supplementally. Note that the “Assumed Equity Value” is for illustrative purposes only.

	Non-IPO Scenario	IPO Scenario		Notes/Comments
Assumed Equity Value	$500,000,000		$500,000,000	Assumed value
Less: Preferred Liquidation Preference	229,295,000		—	Page F-43

Value to Common Shares	270,705,000		500,000,000	Calculation
Number of Common Shares (assuming participation of Preferred Shares)	36,892,928		36,892,928	Page 4
Price per Common Share	$7.34		$13.55	Calculation
Difference between Scenarios	$6.21	$		Calculation
Although the Company had filed its registration statement prior to the September 2007 option grants, the Company believes that significant uncertainty concerning whether an offering would be consummated made it appropriate to continue factoring the liquidation preference into account when valuing the common stock. Significant factors contributing to uncertainty with respect to the offering include general market conditions, the continued possibility of a non-IPO liquidation scenario and the need to obtain the approval of certain holders of preferred stock to proceed with an offering below a specified public offering price per share. The Company notes, in this regard, that the estimated range disclosed to you is less than the threshold to trigger “automatic conversion” of the preferred stock. As such, subsequent to the September 2007 option grants, the Company sought and obtained the necessary consents for the conversion of the preferred stock at a lower public offering price.
Use of Non-GAAP Financial Measure, page 62
2.	Comment: Your response to prior comment number 4 states, in part, that Adjusted EBITDA is the primary measure used to gauge segment operating performance and profitability by your board of directors and management. Please explain why you do not report this measure as your segment profit/loss measure in conformity with paragraphs 29 through 31 of SFAS 131. We refer you to question 18 of the Frequently Asked Questions Regarding tile Use of Non-GAAP Financial Measures.
Response: Pursuant to the requirements of paragraphs 29 through 31 of SFAS No. 131 and as suggested by Question 18 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company has modified its disclosures in the “Use

Mark P. Shuman
Securities and Exchange Commission
November 20, 2007

of Non-GAAP Financial Measures” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 13 of its consolidated financial statements to clarify that its chief operating decision maker uses Adjusted EBITDA as the primary measure of profit or loss to assess segment performance and to determine the allocation of resources. The Company has also included in its modified disclosure a reconciliation of segment Adjusted EBITDA to segment net income (loss). Please see pages 65 to 68 and F-53 to F-60.
* * *
          Should members of the Commission staff have any questions or require any addition information, they should call the undersigned at (212) 728-8981.
          Very truly yours,
          /s/ Morgan D. Elwyn
          Morgan D. Elwyn

cc:	MedAssets, Inc. Steven J. Gartner, Esq.